Exhibit 99.7
UNITED UTILITIES TRADING UPDATE
Introduction
United Utilities PLC today issues an update on trading for the year ending 31 March 2007. The company will announce its preliminary results on 5 June 2007.
Commenting on the group’s trading position, Philip Green, Chief Executive, said:
“The group is on track to deliver results in line with our expectations for the year ending 31 March 2007.
“In United Utilities North West, we have achieved improvements in the key operational and service areas of relative efficiency, security of supply, pollution, sewer flooding and customer satisfaction, and there is scope to achieve more. I am pleased that we remain on course to meet the economic level of leakage rolling target for the first time in four years.”
United Utilities North West
United Utilities North West is expected to deliver strong underlying operating profit growth for the year ending 31 March 2007. This primarily reflects the regulatory price increases which are supporting the substantial capital investment programmes. It also reflects the planned re-phasing of capital expenditure to help optimise the delivery of outputs over the 2005-10 price control period.
Capital investment in the year, including infrastructure renewals expenditure, is expected to total just over £700 million, which represents an increase of more than 20 per cent compared with the previous year. The business is confident of achieving its regulatory outputs, over the 2005-10 period, with water service cumulative capital expenditure expected to match regulatory assumptions by the end of 2007/08 and wastewater service cumulative capital expenditure by the end of 2008/09.
Further improvements in operational performance are being delivered and United Utilities Water has continued to focus on maintaining a robust supply and demand balance. The business is on course to meet its 2006/07 economic level of leakage rolling target of 470 megalitres per day and there have been no water restrictions in the year.
The business has made good progress in delivering its planned operating and capital efficiency initiatives and remains on track to achieve the efficiency targets set by the regulators.
United Utilities Contract Solutions
Underlying operating profit for the year is expected to show a broadly flat position compared with last year’s underlying figure, after adjusting for £6.4 million of profit on disposals (principally proceeds from the successful initial public offering of Tallinna Vesi’s shares) included in the 2005/06 reported number.

Performance across the contract portfolio is in line with management expectations, with a particularly strong contribution from the Southern Water contract reflecting the planned capital investment profile. This investment profile is expected to result in a reduction in contribution from the contract which is likely to have a modest impact on profitability in the forthcoming financial year.
New opportunities for United Utilities Contract Solutions were limited in 2006/07, but the contract with Scottish Water, via Scottish Water Solutions, was renewed last summer. The business continues to benefit from a strong order book and secured revenue streams and is pursuing growth opportunities, utilising the group’s core skills in related markets.
Other Activities
United Utilities Property Solutions continues to perform well. Although the nature of activities undertaken means that the financial performance of this business is unlikely to follow a smooth profile, operating profit for the year is expected to be broadly in line with that of the corresponding period last year.
Other Financial
United Utilities PLC completed the sale of Vertex Data Science Limited (“Vertex”), its business process outsourcing subsidiary, on 27 March 2007, to VTX Bidco Limited a special purpose vehicle established by a consortium of US-based private equity firms led by Oak Hill Capital Partners and also including GenNx360 and Knox Lawrence International. Total consideration for the sale was £217.5 million, comprising cash, the repayment of intra-group debt and the retention by the purchaser of certain liabilities of Vertex. United Utilities expects to recognise a pre-tax loss on disposal in the order of £60 million.
On completion of the Vertex sale transaction, Tom Drury resigned his directorship of United Utilities PLC with immediate effect.
The group has in place a total of £1,360 million of index-linked funding, with an average real interest rate of 1.8 per cent, representing around 18 per cent of the group’s regulated asset value. This long-dated funding, of which over one third has 50-year maturities, helps to provide a robust financing position for the group and continues to generate additional value for shareholders.
Borrowings, net of cash and short term deposits, at the year-end are expected to be broadly in line with the position at 30 September 2006, excluding the impact of IAS 39. This principally reflects expenditure on the regulated businesses’ water, wastewater and electricity capital programmes and payment of the 2006/07 interim dividend, offset by operational cash flows and proceeds from the sale of Vertex.
Restructuring costs in the order of £15 million are expected for the full year, of which £4.5 million was recognised in the first half year. This principally relates to United Utilities North West.

The overall tax charge is expected to be around 30 per cent. This primarily reflects the full provision for deferred tax, as required by IAS 12, and the continued expected increase in current tax following the change in tax treatment of capitalised revenue expenditure.
Interest income and expenditure associated with the group’s defined benefit pension schemes have been reclassified from employee benefits expense to investment income and finance expense in the income statement as the directors believe this provides a fairer presentation of the nature of those costs and income. The impact of this reclassification on United Utilities’ 2005/06 financial results is shown in the following table.
Prior year reclassification

Continuing operations	Year ended 31 March 2006
	As reported*	Reclassification	Reclassified
		of interest**
	£m	£m	£m
United Utilities North West (UUNW)	649.6	(12.1)	637.5
United Utilities Contract Solutions (UUCS)	71.6	(3.1)	68.5
Other activities	24.8	(1.3)	23.5

Operating profit	746.0	(16.5)	729.5
Restructuring costs (UUNW)	0.1	—	0.1
Restructuring costs (UUCS)	4.7	—	4.7
Write-off of IT systems (UUNW)	25.0	—	25.0
Profit on disposals (UUCS)	(6.4)	—	(6.4)

Underlying operating profit	769.4	(16.5)	752.9
Investment income and finance expense	(300.9)	16.5	(284.4)

Underlying profit before tax	468.5	—	468.5

*	as reported in 2006/07 interim results announced on 5 December 2006

**	this reclassification will be detailed in the company’s 2006/07 preliminary results
United Utilities’ Contacts:

Philip Green, Chief Executive	+44 (0)1925 237000
Tim Weller, Chief Financial Officer	+44 (0)1925 237000

Gaynor Kenyon, Communications Director	+44 (0)7753 622282
Darren Jameson, Investor Relations Manager	+44 (0)7733 127707

Tulchan Communications
Dominic Fry and Peter Hewer	+44 (0) 20 7353 4200